Exhibit 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road	T: +972-74-794-5200
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Reports
 Third Quarter 2023 Financial Results

Ramat Gan, Israel, November 30, 2023 – Senstar Technologies (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and nine months ended September 30, 2023. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

Business Highlights:

•	Continued strong growth in Europe driven by market share expansion in the region.

•	Introduced the Senstar MultiSensor™ intrusion detection system, a disruptive AI-powered sensor unit.

•	Cash balance of $12.6 million and zero debt as of September 30, 2023.

Mr. Fabien Haubert, Interim Chief Executive Officer of Senstar Technologies, stated, "Our third quarter revenue of $9.0 million underscores our sustained strength in Europe and Latam, both of which have been areas of investment. This growth was tempered by the absence of one-off projects in Canada and the U.S. completed in the third quarter of last year that did not repeat this year. Additionally, lower APAC revenue reflects the challenging economic conditions in China and a delayed large project. We are working to have our gross margin returning to more normalized levels in the coming quarters. Despite the dip in revenue and gross margin this quarter, we maintained positive operating income and EBITDA."

Mr. Haubert continued, "We are proud to introduce our latest breakthrough, the Senstar MultiSensor™ intrusion detection system, a disruptive AI-powered sensor unit that seamlessly integrates all intrusion detection capabilities into a single, powerful device. The MultiSensor offers unparalleled situational awareness, effectively eradicating false alarms and, as a versatile stand-alone solution, expands its potential applications beyond the conventional Perimeter Intrusion Detection use cases. The true gem of this innovation lies in its ability to consolidate multiple functionalities into one intelligent unit, reducing complexity and improving functionality. We are excited to announce that the MultiSensor is slated for release in 2024."

Third Quarter 2023 Results Summary

Revenue for the third quarter of 2023 was $9.0 million, a decrease of 7.9% compared with $9.7 million in the third quarter of 2022. Third quarter gross profit was $5.1 million, or 56.5% of revenue, compared with $6.0 million, or 61.1% of revenue. The decrease in gross margin was primarily due to the delivery of a lower margin legacy project in the quarter.

Operating expenses for the third quarter of 2023 were $4.9 million, essentially flat compared to $4.8 million in the prior year's third quarter.

Operating income was $123,000 for the third quarter of 2023 compared to $1.1 million in the third quarter of 2022.

Financial expense was ($64,000) for the third quarter of 2023 compared to financial income of $212,000 in the third quarter of 2022.

Loss from continuing operations was ($122,000) in the third quarter of 2023 compared to income from continuing operations of $1.2 million in the third quarter of 2022.

Net loss in the third quarter of 2023 was ($122,000) or ($0.01) per share compared to net income of $1.3 million, or $0.06 per share in the third quarter of last year. Net income in the 2022 period includes net income from discontinued operations of $66,000.

EBITDA from continuing operations for the third quarter of 2023 was $322,000 versus $1.5 million for the third quarter of 2022.

The Company had cash and cash equivalents and short-term bank deposits of $12.7 million, or $0.55 per share as of September 30, 2023, compared with $15.1 million, or $0.65 per share, as of December 31, 2022.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 10 a.m. Eastern Time, 5 p.m. Israel Time; 3 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13742849.

Participant Dial-in Numbers:

Toll Free:	1-877-407-9716
Toll/International:	1-201-493-6779
Israel Toll Free:	1 809 406 247
UK Toll Free:	0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1645552&tp_key=24f51852b9.

Replay Dial-in Numbers:

Toll Free:	1-844-512-2921
Toll/International:	1-412-317-6671
Replay Pin Number:	13742849

A replay of the call will be available on Thursday, November 30, 2023, after 1 p.m. Eastern time through Thursday, December 13, 2023, at 11:59 p.m. Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/events/.

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , correction facilities , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Tomer Hay Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Kim Rogers Managing Director Hayden IR +1 541-904-5075 Kim@HaydenIR.com

-- Tables follow --

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	% change	2023	2022	% change
Revenue	8,969	9,739	(8)	23,855	25,648	(7)
Cost of revenue	3,898	3,789	3	10,067	9,756	3

Gross profit	5,071	5,950	(15)	13,788	15,892	(13)
Operating expenses:
Research and development, net	1,034	1,033	(0)	3,109	3,215	(3)
Selling and marketing	2,404	2,152	12	7,475	6,671	12
General and administrative	1,510	1,633	(8)	4,731	5,439	(13)
Total operating expenses	4,948	4,818	3	15,315	15,325	(0)

Operating income (loss)	123	1,132		(1,527)	567
Financial income (expenses), net	(64)	212		(98)	(136)

Income (loss) before income taxes	59	1,344		(1,625)	431

Taxes on income (tax benefits)	181	97		97	(147)

Income (loss) from continuing operations	(122)	1,247		(1,722)	578
Income (loss) from discontinued operations, net	-	66		-	(198)

Net income (loss) attributable to Senstar’s shareholders	(122)	1,313		(1,722)	380

Basic and diluted net income (loss) per share from continuing operations	$(0.01)	$0.06		$(0.07)	$0.03
Basic and diluted net income (loss) per share from discontinued operations, net	-	-		-	$(0.01)

Basic and diluted net income (loss) per share	$(0.01)	$0.06		$(0.07)	$0.02

Weighted average number of shares used in computing basic net income (loss) per share	23,309,987	23,309,987		23,309,987	23,307,331

Weighted average number of shares used in computing diluted net income (loss) per share	23,309,987	23,309,987		23,309,987	23,309,964

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023%	2022%	2023%	2022%

Gross margin	56.5	61.1	57.8	62.0
Research and development, net as a % of revenues	11.5	10.6	13.0	12.5
Selling and marketing as a % of revenues	26.8	22.1	31.3	26.0
General and administrative as a % of revenues	16.8	16.8	19.8	21.2
Operating margin	1.4	11.6	-	2.2
Net margin from continuing operations	-	12.8	-	2.3

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022

GAAP income (loss) from continuing operations	(122)	1,247	(1,722)	578
Less:
Financial income (expenses), net	(64)	212	(98)	(136)
Taxes on income (tax benefits)	181	97	97	(147)
Depreciation and amortization	(199)	(344)	(729)	(1,104)
EBITDA from continuing operations	322	1,476	(798)	1,671

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2023	2022
CURRENT ASSETS:
Cash and cash equivalents	$12,600	$14,937
Short-term bank deposits	110	110
Restricted cash and deposits	5	5
Trade receivables, net	8,461	9,973
Unbilled accounts receivable	477	350
Other accounts receivable and prepaid expenses	2,015	1,441
Inventories	8,368	8,443

Total current assets	32,036	35,259

LONG TERM ASSETS:

Deferred tax assets	2,076	1,981
Operating lease right-of-use assets	790	987

Total long-term assets	2,866	2,968

PROPERTY AND EQUIPMENT, NET	1,514	1,651

INTANGIBLE ASSETS, NET	960	1,142

GOODWILL	10,923	10,866

TOTAL ASSETS	$48,299	$51,886

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2023	2022

CURRENT LIABILITIES:

Trade payables	$973	$2,408
Customer advances	251	239
Deferred revenues	2,663	2,866
Other accounts payable and accrued expenses	4,715	4,749
Short-term operating lease liabilities	250	248

Total current liabilities	8,852	10,510

LONG-TERM LIABILITIES:
Deferred revenues	1,238	1,463
Deferred tax liabilities	863	865
Accrued severance pay	303	330
Long-term operating lease liabilities	571	757
Other long-term liabilities	249	274

Total long-term liabilities	3,224	3,689

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at September 30, 2023 and December 31, 2022; Issued and outstanding: 23,309,987 shares at September 30, 2023 and 23,309,987 shares at December 31, 2022	6,799	6,799
Additional paid-in capital	30,513	30,503
Accumulated other comprehensive loss	(564)	(758)
Foreign currency translation adjustments (stand-alone financial statements)	9,708	9,654
Accumulated deficit	(10,233)	(8,511)

TOTAL SHAREHOLDERS' EQUITY	36,223	37,687

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$48,299	$51,886